                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                   NAHC, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   62874P 10 7
                                 (CUSIP Number)

                                  DAVID R. BURT
                              1018 W. NINTH AVENUE
                            KING OF PRUSSIA, PA 19406
                                 (610) 992-7450
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  MAY 16, 2002
-------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g) check the following box: | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 11 of this filing.

                      (Continued on the following page(s))

--------- ---------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
              MR. DAVID R. BURT
--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------- ---------------------------------------------------------------------
3         SEC USE ONLY
--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS
             00 (SEE ITEM 3)
--------- ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------- ------- --------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- --------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              20,850,000
                 REPORTING                   ------- --------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH                              0
                                              ------- --------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     20,850,000
-------------------------------------------- ------- --------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,850,000+
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.76%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

+Reflects the partial redemption by the Issuer and the conversion prior to May 31, 2002 of the remainder of that certain convertible subordinated promissory note originally issued to David R. Burt on September 27, 2000 (the "Note"). The terms of the Note provided for its conversion into common stock of the Issuer (the "Common Stock") at a conversion price ranging from $.04 to $.0025 based on specific increases in the market price Common Stock or total shareholder equity on the Issuer's balance sheet as reflected in its quarterly filings with the SEC. On May 16, the conversion price locked at $.0025 based on the shareholder equity reflected on the balance sheet in the Issuer's Form 10-Q for the period ending March 31, 2002. The holder of the Note subsequently agreed to a partial redemption of the Note.

--------- ---------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
              TEXAS ADDISON LIMITED PARTNERSHIP
--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------- ---------------------------------------------------------------------
3         SEC USE ONLY
--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS
             00 (SEE ITEM 3)
--------- ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
--------- ---------------------------------------------------------------------
-------------------------------------------- ------- --------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           0
                  SHARES                     ------- --------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY                            20,850,000
                   EACH                      ------- --------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON                             0
                   WITH                      ------- --------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     20,850,000
-------------------------------------------- ------- --------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,850,000+
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.76%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN
--------- ---------------------------------------------------------------------
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

+Reflects the partial redemption by the Issuer and the conversion prior to May 31, 2002 of the remainder of that certain convertible subordinated promissory note originally issued to David R. Burt on September 27, 2000 (the "Note"). The terms of the Note provided for its conversion into common stock of the Issuer (the "Common Stock") at a conversion price ranging from $.04 to $.0025 based on specific increases in the market price Common Stock or total shareholder equity on the Issuer's balance sheet as reflected in its quarterly filings with the SEC. On May 16, the conversion price locked at $.0025 based on the shareholder equity reflected on the balance sheet in the Issuer's Form 10-Q for the period ending March 31, 2002. The holder of the Note subsequently agreed to a partial redemption of the Note.

--------- ---------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
              TEXAS BARRINGTON LLC
--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------- ---------------------------------------------------------------------
3         SEC USE ONLY
--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS
             00 (SEE ITEM 3)
--------- ---------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
-------------------------------------------- ------- --------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           0
                  SHARES                     ------- --------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY                            20,850,000
                   EACH                      ------- --------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON                             0
                   WITH                      ------- --------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     20,850,000
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,850,000+
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.76%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
--------- ---------------------------------------------------------------------

*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

+Reflects the partial redemption by the Issuer and the conversion prior to May 31, 2002 of the remainder of that certain convertible subordinated promissory note originally issued to David R. Burt on September 27, 2000 (the "Note"). The terms of the Note provided for its conversion into common stock of the Issuer (the "Common Stock") at a conversion price ranging from $.04 to $.0025 based on specific increases in the market price Common Stock or total shareholder equity on the Issuer's balance sheet as reflected in its quarterly filings with the SEC. On May 16, the conversion price locked at $.0025 based on the shareholder equity reflected on the balance sheet in the Issuer's Form 10-Q for the period ending March 31, 2002. The holder of the Note subsequently agreed to a partial redemption of the Note.

ITEM 1.           SECURITY AND ISSUER

         Common Stock, $0.01 par value (the "Common Stock")

         NAHC, Inc.
         1018 W. Ninth Avenue
         King of Prussia, PA  19406

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name of Person(s) Filing this Statement (the "Reporting
                  Persons"):

                  David R. Burt.

                  Texas Barrington LLC, a Texas limited liability company ("Barrington"). Mr. Burt is the sole member of Barrington.

                  Texas Addison Limited Partnership, a Texas limited partnership ("Addison"). Barrington is the general partner of Addison and Mr. Burt is the sole limited partner of Addison.

         (b)      Resident or Business Address of the Reporting Persons:

                  The residence or principal business office of each of the Reporting Persons is 259 Granville Lane, North Andover, Massachusetts 01845.

         (c)      Present Principal Occupation:

                  David R. Burt is the Chief Executive Officer, President, Secretary and Treasurer, as well as a director, of the Issuer. The principal business of the Issuer consists of managing litigation against it and attempting to realize its remaining assets. The principal business address of the Issuer is 1018
                  W. Ninth Avenue, King of Prussia, Pennsylvania 19406. Mr. Burt is also Chief Executive Officer, President, Secretary and a director of Ergo Science Corporation, a biopharmaceutical company. The principal business address of Ergo Science Corporation is 790 Turnpike Street, Suite 202, North Andover, Massachusetts 01845.

                  Barrington is a Texas limited liability company established to act as a general partner of a family limited partnership. Mr. Burt is the president, secretary and treasurer of Barrington.

                  Addison is a Texas limited partnership established as a holding company for various investments. Currently Mr. Burt is the majority limited partner of Addison.

         (d - e) None of the Reporting Persons, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  Mr. Burt is a United States citizen. Each of the other Reporting Persons is organized under the jurisdiction indicated in paragraph (a) of this ITEM 2.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In September 2000, the Issuer granted Mr. Burt a convertible promissory note in the principal amount of $60,000 (the "Note"). Interest on the Note accrued at a rate of 10% per annum and was payable quarterly. The total amount outstanding under the Note, including accrued but unpaid interest, was payable on the earlier of demand by the holder of the Note or May 1, 2006. The Note was granted to Mr. Burt as consideration for, among other things, his efforts in obtaining settlements of certain disputes in July 2000. On January 25, 2002, Mr. Burt transferred 99% of his interest in the Note to Addison and the remaining 1% of his interest in the Note to Barrington. On that same date, Barrington transferred its 1% interest in the Note to Addison. As a result of these transfers, Addison became the owner of 100% of the Note.

         The terms of the Note provided for its conversion into Common Stock at a conversion price ranging from $.04 to $.0025 based on specific increases in the market price for the Common Stock or total shareholder equity on the Issuer's balance sheet as reflected in its filings with the SEC. On May 16, the conversion price locked at $.0025 based on the shareholder equity reflected on the balance sheet in the Issuer's Form 10-Q for the period ending March 31, 2002. The holder of the Note subsequently agreed to a partial redemption of the Note and converted the remainder into 20,850,000 shares of Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION

         The Note (and thus the underlying Common Shares) held by the Reporting Persons described in Item 3 to this Schedule 13D was acquired by Mr. Burt as consideration for, among other things, his efforts in obtaining settlements of certain disputes against the Issuer, and is being held by the Reporting Persons for investment purposes. Mr. David R. Burt is the Chief Executive Officer, President, Secretary and Treasurer of the Issuer and, by reason of the relationships described in Item 5 hereof, may be deemed to beneficially own 24.76% of the Common Stock of the Issuer.

         As of the date of this filing, there are no plans or proposals which the Reporting Persons have which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) Any act similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on SCHEDULE I attached hereto and incorporated herein in full by reference thereto.

         (b) SCHEDULE I attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by ITEM 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in ITEM 2 above.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5 for a description of the relationship among the Reporting Persons listed in Item 2.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

10.1 10% Convertible Subordinated Note in the principal amount of $60,000, dated September 27, 2000, issued by NAHC, Inc. to David R. Burt, incorporated by reference to Exhibit 10(k)(ii) of the Annual Report on Form 10-K of the Issuer for the fiscal year ended June 30, 2000.

99.1 Joint Filing Statement dated May 27, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC.

                                   SCHEDULE I

                                REPORTING PERSONS


                                                                                           Aggregate
                                                                                           Amount of      Percent of
                                       Sole        Shared        Sole          Shared         Shares          Class
                                      Voting       Voting     Dispositive   Dispositive    Beneficially    Beneficially
                                      Power        Power         Power         Power           Owned          Owned
                                    ----------- ------------- ------------ --------------- -------------- ---------------
Texas Addison Limited Partnership..    -0-       20,850,000       -0-       20,850,000      20,850,000         24.76%

Texas Barrington LLC (1)...........    -0-       20,850,000       -0-       20,850,000      20,850,000         24.76%

David R. Burt (2)..................    -0-       20,850,000       -0-      20,850,000       20,850,000         24.76%


(1) Consists entirely of shares held by Texas Addison Limited Partnership, a Texas limited partnership. Texas Barrington LLC is the general partner of Texas Addison Limited Partnership.

(2) Consists entirely of shares held by Texas Addison Limited Partnership, which shares could be attributed to David R. Burt as the sole member of Texas Barrington LLC, which is the general partner of Texas Addison Limited Partnership. Mr. Burt disclaims beneficial ownership of all such shares.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       MAY 28, 2002                      By: /s/ DAVID R. BURT
---------------------------                  -----------------------------------
            Date                             David R. Burt

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEXAS BARRINGTON LLC


       MAY 28, 2002                      By: /s/ DAVID R. BURT
---------------------------                  -----------------------------------
            Date                             David R. Burt
                                             President, Treasurer and Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEXAS ADDISON LIMITED PARTNERSHIP

                                         By: TEXAS BARRINGTON LLC,
                                             its general partner


       MAY 28, 2002                      By: /s/ DAVID R. BURT
---------------------------                  -----------------------------------
            Date                             David R. Burt
                                             President, Treasurer and Secretary

                                  EXHIBIT INDEX

10.1 10% Convertible Subordinated Note in the principal amount of $60,000, dated September 27, 2000, issued by NAHC, Inc. to David R. Burt, incorporated by reference to Exhibit 10(k)(ii) of the Annual Report on Form 10-K of the Issuer for the fiscal year ended June 30, 2000.

99.1 Joint Filing Statement dated May 28, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC.